Exhibit 99.1

AsiaStrategy

AsiaStrategy

Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars, except for the number of shares)

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$5,591,343	$2,640,484
Restricted cash	379,085	380,199
Accounts receivable, net	17,695	—
Inventories, net	3,323,028	2,171,252
Amount due from a related party	2,092	10,000
Loans receivable, net	2,784,237	—
Prepaid expenses, current	294,264	75,118
Deposits and other current assets, net	952,448	550,359
Total current assets	13,344,192	5,827,412

Property and equipment, net	5,154	1,025
Deferred initial public offering (“IPO”) costs	—	639,587
Prepaid expenses, non-current	687,500	—
Deferred tax assets	211,773	159,704
Total assets	$14,248,619	$6,627,728

Liabilities and shareholders’ deficit
Liabilities
Current liabilities
Accounts payable	$62,037	$61,791
Contract liabilities	1,912	—
Bank borrowings, current	2,159,198	1,952,104
Income tax payables	—	—
Accrued expenses and other current liabilities	58,763	14,655
Total current liabilities	2,281,910	2,028,550
Bank borrowings, non-current	3,036,426	3,225,899
Total liabilities	$5,318,336	$5,254,449

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares ($0.0005 par value, 100,000,000 shares authorized; 24,864,000 and 22,200,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024)*	$12,432	$11,100
Additional paid-in capital	10,142,644	2,000,182
Accumulated deficit	(1,201,527)	(638,380)
Accumulated other comprehensive (losses) income	(23,266)	377
Total shareholders’ equity	$8,930,283	$1,373,279
Total liabilities and shareholders’ equity	$14,248,619	$6,627,728

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AsiaStrategy

Unaudited Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2025	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$4,387,569	$7,925,428	$11,513,886
Cost of revenue	(4,212,332)	(7,384,144)	(10,603,368)
Gross profit	175,237	541,284	910,518

Operating expenses
Selling and marketing	(38,863)	(33,445)	(58,309)
General and administrative	(658,888)	(626,536)	(387,478)
Total operating expenses	(697,751)	(659,981)	(445,787)

(Loss) income from operations	(522,514)	(118,697)	464,731

Other income (expense)
Interest expense	(117,354)	(144,234)	(170,338)
Interest income	24,245	1,442	254
Other (expense) income, net	(1,667)	3	209
Total other expense, net	(94,776)	(142,789)	(169,875)

(Loss) income before income taxes	(617,290)	(261,486)	294,856
Income tax benefits (provision for income taxes)	54,143	43,363	(23,278)
Net (loss) income	(563,147)	(218,123)	271,578
Foreign currency translation adjustments	(23,643)	(498)	3,619
Total comprehensive (loss) income	(586,790)	$(218,621)	$275,197

(Loss) earnings per share*
Ordinary shares – basic and diluted	(0.0240)	$(0.0109)	$0.0136
Weighted average shares outstanding used in calculating basic and diluted (loss) earnings per share*
Ordinary shares – basic and diluted	23,509,923	20,000,000	20,000,000

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AsiaStrategy
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit)
(Expressed in U.S. dollar, except for the number of shares)

For the Six Months Ended June 30, 2023

						Accumulated
				Additional		other
	Ordinary shares*		Subscription	paid-in	Accumulated	comprehensive
	Shares	Amount	receivable	capital	deficit	income	Total
Balance as of December 31, 2022 (Audited)	20,000,000	$10,000	$(10,000)	$1,282	$(792,888)	$1,954	$(789,652)
Net income	—	—	—	—	271,578	—	271,578
Foreign currency translation adjustment	—	—	—	—	—	3,619	3,619
Balance as of June 30, 2023 (Unaudited)	20,000,000	$10,000	$(10,000)	$1,282	$(521,310)	$5,573	$(514,455)

For the Six Months Ended June 30, 2024

						Accumulated
				Additional		other
	Ordinary shares*		Subscription	paid-in	Accumulated	comprehensive
	Shares	Amount	receivable	capital	deficit	income	Total
Balance as of December 31, 2023 (Audited)	20,000,000	$10,000	$(10,000)	$1,282	$(596,161)	$3,367	$(591,512)
Net loss	—	—	—	—	(218,123)	—	(218,123)
Foreign currency translation adjustment	—	—	—	—	—	(498)	(498)
Balance as of June 30, 2024 (Unaudited)	20,000,000	$10,000	$(10,000)	$1,282	$(814,284)	$2,869	$(810,133)

For the Six Months Ended June 30, 2025

					Accumulated
			Additional		other
	Ordinary shares*		paid-in	Accumulated	comprehensive
	Shares	Amount	capital	deficit	income (loss)	Total
Balance as of December 31, 2024 (Audited)	22,200,000	$11,100	$2,000,182	$(638,380)	$377	$1,373,279
Issuance of ordinary shares pursuant to initial public offering (“IPO”), net of offering cost	2,664,000	1,332	8,142,462	—	—	8,143,794
Net loss	—	—	—	(563,147)	—	(563,147)
Foreign currency translation adjustment	—	—	—	—	(23,643)	(23,643)
Balance as of June 30, 2025 (Unaudited)	24,864,000	$12,432	$10,142,644	$(1,201,527)	$(23,266)	$8,930,283

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AsiaStrategy
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in U.S. dollar)

	For the Six Months Ended June 30,
	2025	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net (loss) income	$(563,147)	$(218,123)	$271,578
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	629	615	1,070
Allowance (recovery) of expected credit losses	46,586	(5,421)	1,523
Deferred tax benefit	(54,143)	(43,363)	(1,673)

Changes in operating assets and liabilities:
Accounts receivable	(17,695)	147,672	199,691
Inventories	(1,151,776)	721,603	(243,233)
Prepaid expenses	(906,646)	(9,041)	(18,220)
Deposits and other current assets	(402,089)	474,285	(351,920)
Accounts payable	246	(33,167)	—
Contract liabilities	1,912	47,178	34,035
Accrued expenses and other current liabilities	44,108	(33,120)	13,871
Income tax payables	—	—	7,269
Net cash (used in) provided by operating activities	(3,002,015)	1,049,118	(86,009)

Cash flows from investing activities:
Purchase of property and equipment	(4,800)	—	—
Advances of loans receivable	(2,830,660)	—	—
Net cash used in investing activities	(2,835,460)	—	—

Cash flows from financing activities:
Proceeds from issuance of ordinary shares pursuant to Initial Public Offering (“IPO”), net of issuance cost	9,298,294	—	—
Proceeds from bank borrowings	2,139,730	1,789,916	8,139,891
Repayments of bank borrowings	(2,067,351)	(3,105,648)	(7,584,920)
Repayments of advances from a related party	—	—	(961,961)
Advances from a related party	7,908	1,145,426	—
Payments of offering costs related to IPO	(514,913)	(339,727)	—
Net cash provided by (used in) financing activities	8,863,668	(510,033)	(406,990)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(76,448)	1,242	(5,453)
Net increase (decrease) in cash and cash equivalents, and restricted cash	2,949,745	540,327	(498,452)
Cash and cash equivalents, and restricted cash, beginning of the period	3,020,683	1,497,894	1,184,475
Cash and cash equivalents, and restricted cash, end of the period	$5,970,428	$2,038,221	$686,023

Reconciliation of cash and cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$5,591,343	$1,660,198	$309,665
Restricted cash	379,085	378,023	376,358
Total cash and cash equivalents, and restricted cash	$5,970,428	$2,038,221	$686,023

Supplemental disclosures of cash flow information:
Income tax paid	$—	$—	$17,681
Interest paid	117,354	144,234	170,338

Supplemental disclosure of non-cash investing and financing activities:
Deferred IPO cost charged to additional paid-in capital	2,513,538	—	—
Settlement of the sale proceeds of life insurance policies with amount due to a related party	—	813,480	—
Settlement of dividend distribution with amount due from a related party	—	—	255,410

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

1. Organization and Description of Business

AsiaStrategy (formerly known as Top Win International Limited) (“AsiaStrategy” or “the Company”) is a company incorporated in the Cayman Islands with limited liability on June 27, 2024. AsiaStrategy is a parent holding company with no operations. On August 5, 2025, the Company changed its legal name from Top Win International Limited to AsiaStrategy.

Grand Moon International Limited (“Grand Moon”), a wholly-owned subsidiary of the Company, is a company incorporated in the British Virgin Islands (“B.V.I”) with limited liability on June 4, 2024. Grand Moon has 10,000 ordinary shares outstanding with no par value. Grand Moon is an investment holding company with no operations.

Top Win International Trading Limited (“Top Win Hong Kong”), a wholly-owned subsidiary of Grand Moon, is a private company limited by shares incorporated in Hong Kong on June 15, 2001. Top Win Hong Kong had a share capital of HK$10,000 as of both June 30, 2025 and December 31, 2024. Top Win Hong Kong’s primary business activity is trading of luxury watches.

AsiaStrategy Topwin SG Pte. Limited (“AsiaStrategy SG”), a wholly-owned subsidiary of the Company, is a private company limited by shares incorporated in Singapore on May 19, 2025. AsiaStrategy SG has 10,000 ordinary shares outstanding with par value $1.0 per share. AsiaStrategy SG is an investment holding company with no operations.

AsiaStrategy (BVI) Limited (“AsiaStrategy BVI”), a wholly-owned subsidiary of the Company, is a company incorporated in the British Virgin Islands (“B.V.I”) with limited liability on June 6, 2025. AsiaStrategy BVI has 10,000 ordinary shares outstanding with par value $1.0 per share. AsiaStrategy BVI is an investment holding company with no operations.

The Company together with its subsidiaries (collectively, “the Group”) is primarily operating in Hong Kong whose primary business activity is trading of luxury watches. The Group primarily sources its luxury watches from Hong Kong, South America, Singapore, Europe and Japan, then sells the goods to retail sellers and other distributors in the watch industry. Going forward, AsiaStrategy intends to expand into the Web3 ecosystem, with digital assets becoming an additional focus of its future business development. Nevertheless, as of June 30, 2025, the Group had not commenced any actual investment in this new area, nor had it generated any revenue from such activities.

The Company completed its initial public offering on the NASDAQ in April 2025, issuing 2,664,000 ordinary shares at a price of $4.00 per share. In addition, the Company entered into an underwriting agreement with the underwriter on April 1, 2025, which granted the underwriter a 45-day option to purchase up to an additional 399,600 ordinary shares to cover any over-allotment. The underwriter did not exercise the over-allotment option. The initial public offering closed on April 3, 2025, with gross proceeds totaling $10,656,000, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on April 2, 2025 on The Nasdaq Capital Market under the trading symbol “TOPW”. Subsequently on May 27, 2025, the Company changed the trading symbol for its ordinary shares to “SORA” (from “TOPW”).

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

1. Organization and Description of Business (Cont.)

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company, and each of the following entities as of June 30, 2025:

Name of Company	Place of Incorporation	Attributable equity interest %	Issued share capital
Grand Moon	B.V.I.	100%		—
Top Win Hong Kong	Hong Kong	100%	HK$	10,000
AsiaStrategy BVI	B.V.I.	100%	US$	10,000
AsiaStrategy SG	Singapore	100%	US$	10,000

Reorganization

A Reorganization was completed on July 25, 2024 through a series of planned transactions. As a result of the Reorganization, the Company has become the holding company for the subsidiaries of its group.

Immediately before the Reorganization, Top Win Hong Kong was wholly owned and controlled by Mr. Sit Hon and functioned as the sole operational entity. AsiaStrategy was established on June 27, 2024, by a registered agent in the Cayman Islands, with the sole purpose of acting as holding company for the Group. On the same day of its incorporation, 100% ownership of AsiaStrategy was transferred from the registered agent to Pride River Limited, a B.V.I company 100% owned by Mr. Sit Hon at the time.

Grand Moon was established on June 4, 2024, by a registered agent in the B.V.I. On July 9, 2024, 100% ownership of Grand Moon, was transferred from the registered agent to AsiaStrategy. Grand Moon served as a holding company and had not engaged in any business activities before the transfer. Subsequently on July 25, 2024, Grand Moon acquired 10,000 shares of Top Win Hong Kong from Mr. Sit Hon, representing the entire issued share capital of Top Win Hong Kong at the time, for a consideration of HK$10,000, thereby completing the Reorganization.

Immediately before and after the Reorganization, AsiaStrategy, Grand Moon, and Top Win Hong Kong remained under the complete ownership and control of Mr. Sit Hon. Consequently, the Reorganization is classified as a common control transaction under ASC 805-50.

Following this, the consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in these unaudited condensed consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements for the six months ended June 30, 2025, 2024 and 2023 include all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flows for such interim periods. The results of operations for the six months ended June 30, 2025, 2024 and 2023 are not necessarily indicative of results to be expected for the full years ending or ended December 31, 2025, 2024 and 2023. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the years ended December 31, 2024, 2023 and 2022.

These unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, allowance for expected credit losses against financial assets. Actual results could differ from the estimates, and as such, differences could be material to these unaudited condensed consolidated financial statements.

Cash and cash equivalents

Cash includes balances maintained with banks which are unrestricted and immediately available for withdrawal and use, as well as cash on hand. Cash equivalents include short-term, highly liquid deposits held in the securities trading account, which are readily convertible to known amounts of cash and could be withdrawn without limitation.

Restricted cash

Restricted cash consists of bank deposits and together with all interest accrued that are pledged to the bank as security for bank borrowings maturing on July 14, 2025. As of June 30, 2025 and December 31, 2024, balances of restricted cash were $379,085, and $380,199, respectively.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. The Group adopted ASU No.2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) on its accounts receivable and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is recognized under “general and administrative” in the unaudited condensed consolidated statements of operations and comprehensive (loss) income. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line or product offered and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for expected credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Under this accounting guidance, the Group measures credit losses on its accounts receivable using the current expected credit loss model under ASC 326. As of June 30, 2025 and December 31, 2024, the Group provided allowance for expected credit losses against accounts receivable of $nil and $nil, respectively.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost of inventories are determined using the first in first out method. Management reviews inventories for obsolescence and slow-moving inventories periodically and records an allowance against the inventories when the carrying value exceeds net realizable value. For the six months ended June 30, 2025, 2024 and 2023, the write-downs of inventories were $9,267, $5,976 and $9,302, respectively.

Loans receivable, net

Loans receivable are initially recognized at the amount of cash advanced, net of any origination fees received and direct transaction costs incurred, if any. Loans receivable are subsequently measured at amortized cost using the effective interest method. The amortized cost basis represents the unpaid principal balance, adjusted for unamortized premiums or discounts, deferred loan fees and costs, if any. Loans receivable are classified as current asset since the loans are scheduled to mature within one year.

The Group adopted ASC 326 on loans receivable. The new credit losses guidance replaces the old model for measuring the allowance for credit losses with a model that is based on the expected losses. Under this accounting guidance, the Group measures expected credit losses on its loans receivable using the current expected credit loss model under ASC 326. As of June 30, 2025 and December 31, 2024, the balances of allowance for expected credit loss against loans receivable were $46,423 and $nil, respectively.

Prepaid expenses

Prepaid expenses are comprised of prepaid consultancy fees, professional fees and office supplies. These amounts are recognized as expenses on a straight-line basis over the relevant non-cancellable contract term or expected benefit period, so the balances are realized over the life of the underlying arrangements, with the portion expected to be expensed within the next twelve months classified as current and the remainder as non-current. Prepaid expenses are not subject to expected credit loss assessment, as they represent advance payments for goods or services to be received from counterparties rather than contractual rights to receive cash.

Deposits and other current assets, net

Deposits and other current assets are comprised of other receivables and deposits, including rental deposits and interest receivables. The Group adopted ASC 326 on its other current assets. The new credit losses guidance replaces the old model for measuring the allowance for credit losses with a model that is based on the expected losses. Under this accounting guidance, the Group measures expected credit losses on its other current assets using the current expected credit loss model under ASC 326. As of June 30, 2025 and December 31, 2024, the balances of allowance for expected credit loss against other current assets were $2 and $2, respectively.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Leases

The Group adopted ASU No. 2016-02, Leases (“Topic 842”), which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Group is the lessee of non-cancellable operating leases for corporate office premise and warehouse. The Group determines if the arrangements are lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases.

The lease standard, ASC 842, allows for practical expedients to simplify an entity’s ongoing accounting. The Group has elected to apply the short-term lease exception for leases with an initial term of 12 months or less. Consequently, these short-term leases are not reflected on the balance sheet as right-of-use (“ROU”) assets or operating lease liabilities. When assessing the lease term at commencement, the Group considers options to extend or terminate the lease if it is reasonably certain that such options will be exercised or not exercised. Both the office premise and warehouse lease agreements have an initial term of 12 months with no renewal options, qualifying them as short-term leases. Therefore, the Group chooses not to recognize these leases on the balance sheet. Instead, lease expense is recognized on a straight-line basis over the lease term.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of property and equipment are as follows:

Office equipment	5 years
Furniture and fixture	5 years
Motor vehicle	5 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful lives of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the unaudited condensed consolidated statements of operations and comprehensive (loss) income under other income or expenses.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Impairment of long-lived assets

The Group reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of June 30, 2025 and December 31, 2024, no impairment of long-lived assets was recognized.

Deferred IPO costs

Deferred IPO costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering and that will be charged to shareholders’ equity upon the completion of the Initial Public Offering. As of June 30, 2025 and December 31, 2024, the Company had deferred IPO costs of $nil and $639,587, respectively. On April 2, 2025, upon the completion of IPO of the Company, IPO cost capitalized as of December 31, 2024 and other IPO costs incurred during the period ended June 30, 2025, totaling $2,513,538 were charged to shareholder’s equity under additional paid-in capital.

Revenue recognition

The Group follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised goods to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods. The following five steps are applied to achieve that core principle:

Step 1:	Identify the contract with the customer

Step 2:	Identify the performance obligations in the contract

Step 3:	Determine the transaction price

Step 4:	Allocate the transaction price to the performance obligations in the contract

Step 5:	Recognize revenue when the company satisfies a performance obligation.

The Group identifies each distinct sales transaction as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Group applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

The Group has only one principal revenue stream, which is the trading of luxury watches. The Group carried out all its business activities and operations in Hong Kong. All transactions are concluded and completed in Hong Kong with similar terms and conditions.

The Group enters into a distinct agreement with its customers, through sales order and sales invoice, to sell luxury watches in exchange for sales proceeds. The Group’s promise to sell watches to its customers is considered distinct and is identified as one performance obligation. The shipping term is local delivery in Hong Kong. The Group charges its customers sales proceeds at a fixed amount, which is explicitly stated in the sales order and sales invoice and is based on the unit price and quantity supplied to the customer. The Group usually does not offer a credit period to its customers; customers are required to make payment in advance or pay upon delivery. Under some circumstances, customers may settle the sales proceeds after delivery, but the aging of such receivables would normally be less than 30 days.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Customers’ obligation to make payment upon or before delivery, and physical possession of watches indicates that control over the assets is transferred to the customer upon delivery. Furthermore, upon delivery, customers take on the risks and rewards associated with ownership of the luxury watches and are ready to derive benefits from the assets. Consequently, revenue from the sales of luxury watches is recognized at a point in time when the transaction and the Group’s performance obligation are completed, as evidenced by the delivery of watches.

The Group follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the goods itself (that is, the entity is a principal) or to arrange for those goods to be provided by the other party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1:	Identify the specified goods to be provided to the customer

Step 2:	Assess whether it controls each specified good before that good is transferred to the customer

Under the sales order and sales invoice, the Group is solely responsible for the sales of watches it committed to by delivering watches with the required brands and models set out in the sales order and sales invoice with the customers. The Group controls the whole process and has an obligation to procure the fulfillment of the conditions. Moreover, the Group controls who the watches may be sold to and has full authority in negotiating and determining the commercial terms with both customers and suppliers on each trade without the consent from other parties. The Group also has control of the watches before the sales to customers, which the Group has the ability to direct the use of and obtain substantially all of the remaining benefits from the watches. As the principal in the contract, the Group recognizes revenue at the gross amount to which it is entitled from its customers.

Warranty

Under ASC 460, Guarantees, at the time a sale is recognized, the Group shall record estimated future warranty costs. These estimated costs for warranties are determined at completion and are not for warranties separately sold by the Group. Generally, the estimated claim rates of warranties are based on actual warranty experience or the Group’s best estimate. There were no such reserves for six months ended June 30, 2025, 2024 and 2023, because the Group considered that the claim rates of warranties had been immaterial historically and are expected to remain immaterial for the periods in question.

Contract assets and contract liabilities

The Group classifies its right to consideration in exchange for goods transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its unaudited condensed consolidated balance sheets when it transfers the goods in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred the goods to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2025 and December 31, 2024, the Group did not have any contract assets.

Contract liabilities are recognized if the Group receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under sales arrangements. The revenue recognized for six months ended June 30, 2025, 2024 and 2023 that was previously included in the contract liabilities as of December 31, 2024, 2023 and 2022 was $nil, $3,082 and $nil, respectively. As of June 30, 2025 and December 31, 2024, the balances of contract liabilities were $1,912 and $nil, respectively.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Cost of revenue

Cost of revenue primarily consists of the cost of luxury watches and incremental transportation expenses incurred for the sales and delivery of watches.

Employee benefit plan

Employees of the Group located in Hong Kong participate in a compulsory retirement benefit scheme as required by the local laws in Hong Kong. Contributions are required by both the Group and its employees at a rate of 5% on the employees’ relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (approximately $3,850). For the six months ended June 30, 2025, 2024 and 2023, the total amount charged in respect of the Group’s costs incurred in the scheme were $5,712, $6,826 and $8,089, respectively.

Borrowing costs

All borrowing costs are recognized as finance expense in the unaudited condensed consolidated statements of operations and comprehensive (loss) income in the period in which they are incurred.

Income taxes

The Group accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited condensed consolidated financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the unaudited condensed consolidated statements of operations and comprehensive (loss) income, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not have any significant uncertain tax positions nor interest and penalty associated with tax positions as of June 30, 2025 and December 31, 2024.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Group adopted ASU 2023-07 for the year ended December 31, 2024, retrospectively to all periods presented in the unaudited condensed consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Group’s unaudited condensed consolidated financial position, results of operations, or cash flows.

Based on the criteria established by ASC 280, Segment Reporting, the Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) reviews consolidated results when making decisions, allocating resources and assessing performance of the Group. The CODM considers that the Group has only one principal revenue stream during the six months ended June 30, 2025 and 2024, which is the trading of luxury watches. The Group carries out all its business activities and operations in Hong Kong. All transactions are concluded and completed in Hong Kong with similar terms and conditions.

The Group’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income (loss) that also is reported as consolidated net (loss) income on the unaudited condensed consolidated statements of operations and comprehensive (loss) income, after taking into account the Group’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes functional expenses (i.e., selling and marketing and general and administrative) at the consolidated level to manage the Company’s operations. Other segment items included interest expense, total other income, net, and income tax benefits (provision for income taxes), which are reflected in the segment and consolidated net (loss) income. The measure of segment assets is reported on the unaudited condensed consolidated balance sheet as total consolidated assets.

Comprehensive (loss) income

Comprehensive (loss) income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive (loss) income consists of two components, net (loss) income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive (loss) income consists of a foreign currency translation adjustment resulting from the Group not using the U.S. Dollars as its functional currency.

Earnings per share

Earnings per share is calculated in accordance with ASC 260, Earnings Per Share. Basic earnings per share is computed by dividing net income attributable to each class of ordinary shareholders by the weighted average number of shares of that particular class outstanding during the year.

Diluted earnings per share is calculated by dividing net income attributable to each class of ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares of that class, if any, by the weighted average number of that particular class of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. Basic and diluted earnings per ordinary share are presented in the Group’s unaudited condensed consolidated statements of operations and comprehensive (loss) income. For the six months ended June 30, 2025, 2024 and 2023, there were no dilutive shares.

Translation of foreign currencies

The Group’s principal place of operations is Hong Kong. The financial position and results of its operations are determined using Hong Kong Dollars (“HKD” or “HK$”), as the functional currency. The Group’s unaudited condensed consolidated financial statements are presented in U.S. Dollars (“US$” or “$”). The results of operations and the unaudited condensed consolidated statements of cash flows, denominated in the functional currency, are translated to US$ at the average rate of exchange during the reporting period. Assets and liabilities denominated in the functional currency at the balance sheet dates are translated to US$ at the applicable rates of exchange in effect at those dates. The equity, denominated in the functional currency, is translated to US$ at the historical rate of exchange at the time of the transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income or loss in the unaudited condensed consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Group’s unaudited condensed consolidated statements of operations and comprehensive (loss) income.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The following table outlines the exchange rates between HK$ and US$ that are used in preparing these unaudited condensed consolidated financial statements:

	As of
	June 30, 2025	December 31, 2024
Year-end spot rate	7.8499	7.7677

	For the six months ended June 30,
	2025	2024	2023
Average rate	7.7917	7.8191	7.8394

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	—	Quoted prices in active markets for identical assets and liabilities.

Level 2	—	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of June 30, 2025 and December 31, 2024, the Group’s financial instruments comprised primarily cash and cash equivalents, restricted cash, accounts receivable, loans receivable, other current assets, accounts payable, bank borrowings, amount due from a related party, accrued expenses and other current liabilities. The Group concludes that the carrying amount of the investments in life insurance policies approximates their fair value because these investments have been measured at the realizable amount, which is close to their fair value. Additionally, the Group concludes that the fair value of the Group’s bank borrowings approximates their carrying value as the bank borrowings are subject to floating rates that are close to the market interest rate. For the other financial instruments, the carrying amounts approximate their fair values due to the short-term nature of these instruments.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s unaudited condensed consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

Recently issued accounting pronouncements adopted

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group adopted this accounting guidance in 2025. The adoption of the standard did not have a material impact on the Group’s unaudited condensed consolidated financial statements.

Recent accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarifies that ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact on its financial statements of adopting this guidance.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Group is currently evaluating the impact of the on its financial statements and related disclosures.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated financial position, statements of operations and comprehensive (loss) income and statements of cash flows.

3. Significant Risks

Currency risk

The function currency of the Group is HK$ and these unaudited condensed consolidated financial statements are presented in US$. The Group’s sales, operation activities and assets and liabilities are predominately denominated in the function currency. The Group consider the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$. Hong Kong Monetary Authority guarantees to exchange US$ into HK$, or vice versa, at a rate close to HK$7.80 to US$1.00.

At the same time, the Group buys watches from distributors located in Hong Kong, South America, Singapore, Europe and Japan, primarily using HK$ and CHF, and sell them to customers in HK$. Any fluctuation in exchange rates against HK$ may result in higher costs of purchases.

For the six months ended June 30, 2025, the Group had $2,948,367 purchases denominated in CHF. The Group estimates that any appreciation of CHF against HK$ in the future would result in an increase in cost of purchase, and vice versa. If the Group cannot pass these increased costs on to its customers, it would negatively impact the gross profit margin and net income. Based on the same purchase volume as in the six months ended June 30, 2025, the costs related to purchases denominated in CHF would increase by $29,484 if there is a 1% appreciation of CHF against HK$. Conversely, the costs would decrease by $29,484 if there is a 1% depreciation of CHF against HK$.

The Group has not used any instruments or derivatives to manage or hedge its currency risk exposure.

Concentration and credit risks

Financial instruments that potentially subject the Group to the credit risks consist of cash and cash equivalents, restricted cash, accounts receivable, amount due from a related party, loans receivable and other current assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Group deposits its cash and cash equivalents and restricted cash with reputable banks located in Hong Kong and a securities broker in Thailand. As of June 30, 2025 and December 31, 2024, $4,217,560 and $3,020,683, respectively, were deposited with these banks in Hong Kong, and $1,600,000 and $nil, respectively, were deposited with a securities broker in Thailand. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 (equivalent to $63,695), and further increased to HK$800,000 (equivalent to $101,912) effective on October 1, 2024, for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong and with the securities broker in Thailand are not otherwise insured by the Federal Deposit Insurance Corporation or any other similar programs. The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash and cash equivalents and restricted cash.

AsiaStrategy

Notes to Unaudited Condensed Consolidated Financial Statements

3. Significant Risks (cont.)

Assets that potentially subject the Group to significant credit risks primarily consist of accounts receivable, loans receivable and other current assets. The Group performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Group also assesses historical collection trends, aging of receivables and general economic conditions. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of June 30, 2025 and December 31, 2024, the balances of allowance for expected credit losses against these balances were $46,425 and $2, respectively.

For the six months ended June 30, 2025, 2024 and 2023, most of the Group’s assets were in Hong Kong. At the same time, the Group considers that it is exposed to the following concentrations of risk:

(a) Major customers

For the six months ended June 30, 2025, three customers accounted for 10% or more of the Group’s revenue. Revenue from these three customers accounted for 22%, 12% and 10% of the Group’s total revenue for that period, respectively.

For the six months ended June 30, 2024, two customers accounted for 10% or more of the Group’s revenue. Revenue from these two customers accounted for 25% and 14% of the Group’s total revenue for that period, respectively.

For the six months ended June 30, 2023, three customers accounted for 10% or more of the Group’s revenue. Revenue from these three customers accounted for 14%, 12% and 11% of the Group’s total revenue for that period, respectively.

	Six months ended June 30, 2025		As of June 30, 2025
Customer	Revenue	Percentage of revenue	Accounts receivables, gross
	(Unaudited)		(Unaudited)
Customer A	$947,824	22%	$—
Customer B	509,600	12%	—
Customer C	444,210	10%	3,522
Total:	$1,901,634	44%	$3,522

	Six months ended June 30, 2024		As of June 30, 2024
Customer	Revenue	Percentage of revenue	Accounts receivables, gross
	(Unaudited)		(Unaudited)
Customer B	$1,944,592	25%	$—
Customer A	1,095,823	14%	—
Total:	$3,040,415	39%	$—

	Six months ended June 30, 2023		As of June 30, 2023
Customer	Revenue	Percentage of revenue	Accounts receivables, gross
	(Unaudited)		(Unaudited)
Customer A	$1,658,413	14%	$119,490
Customer C	1,395,760	12%	—
Customer D	1,277,263	11%	—
Total	$4,331,436	37%	$119,490

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

3. Significant Risks (cont.)

As of June 30, 2025, there were three customers whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and they accounted for 68%, 20% and 11% of the total balances of accounts receivables, respectively.

All the concentration percentages of accounts receivable are calculated before allowance for expected credit losses.

(b) Major vendors

For the six months ended June 30, 2025, three vendors accounted for 10% or more of the Group’s total purchase. Total purchase from these three vendors accounted for 22%,18% and 16% of the Group’s total purchase for that period, respectively.

For the six months ended June 30, 2024, four vendors accounted for 10% or more of the Group’s total purchase. Total purchase from these four vendors accounted for 29%, 19%, 18% and 13% of the Group’s total purchase for that period, respectively.

For the six months ended June 30, 2023, two vendors accounted for 10% or more of the Group’s total purchase. Total purchase from these two vendors accounted for 72% and 12% of the Group’s total purchase for that period, respectively.

	Six months ended June 30, 2025		As of June 30, 2025
Vendor	Purchase	Percentage of total purchase	Accounts payable
	(Unaudited)		(Unaudited)
Vendor A	$1,165,468	22%	$—
Vendor B	984,940	18%	—
Vendor C	840,968	16%	—
Total:	$2,991,376	56%	$—

	Six months ended June 30, 2024		As of June 30, 2024
Vendor	Purchase	Percentage of total purchase	Accounts payable
	(Unaudited)		(Unaudited)
Vendor A	$1,942,365	29%	$—
Vendor C	1,240,184	19%	—
Vendor D	1,209,550	18%	—
Vendor E	884,630	13%	244,380
Total:	$5,276,729	79%	$244,380

	Six months ended June 30, 2023		As of June 30, 2023
Vendor	Purchase	Percentage of total purchase	Accounts payable
	(Unaudited)		(Unaudited)
Vendor E	$7,776,656	72%	$242,713
Vendor D	1,271,441	12%	—
Total:	$9,048,097	84%	$242,713

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

3. Significant Risks (cont.)

As of June 30, 2025, there was one vendor whose payables accounted for 10% or more of the Group’s total balances of accounts payable and it accounted for 99% of the total balance of accounts payable.

As of December 31, 2024, there was one vendor whose payables accounted for 10% or more of the Group’s total balances of accounts payable and it accounted for 100% of the total balance of accounts payable.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to floating interest rate risk on bank deposits and bank borrowings, particularly during periods when the interest rate is expected to significant changes. Nevertheless, given the amounts of bank deposits in question, the Group considers the related interest rate risk not material. On the other hand, as of June 30, 2025, the Group had outstanding bank borrowings of $5,195,624. The Group estimates that a 1% increase in the Hong Kong Dollar Prime Rate against bank borrowings outstanding as of June 30, 2025 would result in an increase in interest expense of $51,956 per annum whilst the Group estimates that a 1% decrease in the Hong Kong Dollar Prime Rate against bank loans outstanding on June 30, 2025 would result in a decrease in interest expense of $51,956 per annum. The Group has not used any instruments or derivatives to manage or hedge its interest rate risk exposure.

4. Accounts Receivable, Net

As of June 30, 2025 and December 31, 2024, accounts receivable, net consisted of the following balances:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Accounts receivable	$17,695	$—
Less: allowance for expected credit losses	—	—
Accounts receivable, net	$17,695	$—

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

4. Accounts Receivable, Net (cont.)

The movement of allowance for expected credit losses is as follow:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Balance at beginning of the period/year	$—	$5,428
Recovery of expected credit losses	—	(5,433)
Exchange rate differences	—	5
Balance at end of the period/year	$—	$—

5. Inventories, Net

As of June 30, 2025 and December 31, 2024, inventories, net consisted of the following balances:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Inventories, net	$3,323,028	$2,171,252

6. Lease

For the six months ended June 30, 2025, 2024 and 2023, the Group subsisted of the following non-cancellable lease arrangements.

Description of lease	Lease term
Office premise at 33/F of Sunshine Plaza, Hong Kong	1-year fixed term lease from January 1, 2023 to December 31, 2023 1-year fixed term lease from January 1, 2024 to December 31, 2024 1-year fixed term lease from January 1, 2025 to December 31, 2025
Warehouse at Unit 1209 of Riley House, Hong Kong	1-year fixed term lease from January 1, 2023 to December 31, 2023

ASC 842-20 defines a short-term lease as a lease whose lease term, at commencement, is 12 months or less and that does not include a purchase option whose exercise is reasonably certain. The lease terms of the lease arrangements during the six months ended June 30, 2025, 2024 and 2023 were 1-year fixed terms without renewal or purchase options. These leases meet the definition of short-term leases. Pursuant to ASC 842, the Group elects not to recognize these leases on its balance sheet. Accordingly, this results in the recognition of the Group’s lease payments on a straight-line basis over the lease terms in a manner similar to how operating leases were accounted for under ASC 840. For the six months ended June 30, 2025, 2024 and 2023, the short-term lease expenses were $38,503, $38,368 and $59,316, respectively. The lease commitments as of June 30, 2025 and December 31, 2024 were $38,503 and $nil, respectively.

7. Property and Equipment, Net

As of June 30, 2025 and December 31, 2024, property and equipment, net, consisted of the following:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Furniture and fixture	$116,477	$117,710
Office equipment	32,145	27,671
Motor vehicle	81,926	82,793
Less: accumulated depreciation	(225,394)	(227,149)
Total property and equipment, net	$5,154	$1,025

Depreciation expenses were $629, $615 and $1,070 for the six months ended June 30, 2025, 2024 and 2023, respectively.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

8. Loans Receivable, Net

As of June 30, 2025 and December 31, 2024, loans receivable, net consisted of the following balances:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Loans receivable	$2,830,660	$—
Less: allowance for expected credit losses	(46,423)	—
Loans receivable, net	$2,784,237	$—

On April 9, 2025, AsiaStrategy entered into a loan agreement with Leisure Stream Ltd, which is an independent third party of the Company, for a principal amount of $500,000. The loan had a term of one year and bore an annual interest rate of 8%.

On April 14, 2025 and April 15, 2025, AsiaStrategy entered into two loan agreements with Power Partner Captial Limited, which is an independent third party of the Company for an aggregate principal amount of $1,000,000. These loans each had a term of one year and bore interest at an annual rate of 8%.

During the six months ended June 30, 2025, Top Win Hong Kong provided loans to Top Pride International Ltd. (“Top Pride”) totaling $1,330,660 to support its daily operations. Top Pride was a related party of the Company up to October 29, 2024, as it was controlled by Mr. Sit Hon, who served as the former controlling shareholder and director of Top Win Hong Kong until that date. The loans were interest-free, unsecured, and were expected to be repaid before the end of 2025.

The movement of allowance for expected credit losses is as follow:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Balance at beginning of the period/year	$—	$—
Recovery of expected credit losses	46,586	—
Exchange rate differences	(163)	—
Balance at end of the period/year	$46,423	$—

9. Prepaid Expenses

As of June 30, 2025 and December 31, 2024, prepaid expenses consisted of the following balances:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Prepaid expenses	$981,764	$75,118
Less: amounts classified as non-current assets	(687,500)	—
Amounts classified as current assets	$294,264	$75,118

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

9. Prepaid Expenses (Cont.)

Prepaid expenses primarily represent prepaid administrative expenses and professional fees. As of June 30, 2025, the balance mainly comprised a prepaid professional fee of US$937,500 to an independent third party for regulatory compliance support, internal control evaluation and enhancement, corporate governance advisory, risk assessment and management, and coordination with external parties. The service period under the professional services agreement is four years. The portion of the contract value relating to services expected to be received within one year is classified as a current asset, and the remaining portion is classified as a non-current asset.

The estimated aggregate expense for the next four fiscal years is as follows:

As of June 30,	Estimated Expense
2026	$294,264
2027	250,000
2028	250,000
2030	187,500
$981,764

10. Deposits and Other Current Assets, Net

As of June 30, 2025 and December 31, 2024, deposits and other current assets, net consisted of the following balances:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Trade deposits	$913,950	$530,691
Tax recoverable	24,585	18,891
Other assets	13,915	779
Less: allowance for expected credit losses	(2)	(2)
Deposits and other current assets, net	$952,448	$550,359

The movement of allowances for expected credit losses is as follow:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Balance at beginning of the period/year	$2	$2
Provision for expected credit losses	—	—
Balance at the end of the period/year	$2	$2

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

11. Contract liabilities

The movement in contract liabilities is as follows:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Balance at beginning of the period/year	$-	$14,515
Revenue recognized from contract liabilities in prior period/year	-	(14,515)
Billings in advance of performance obligations	1,926	-
Exchange rate differences	(14)	-
Balance at end of the period/year	$1,912	$-

12. Bank Borrowings

As of June 30, 2025 and December 31, 2024, bank borrowings consisted of the following:

				Outstanding
				principal amount
				as of
Bank facility Provider	Nature of banking facility	Tenor	Amount of banking facility	June 30, 2025	December 31, 2024
				(Unaudited)	(Audited)
Shanghai Commercial Bank (“SCB”)	Revolving trade financing	Maximum 120 days	HK$35,000,000 (approximately $4,480,918)	$1,919,367	$1,761,048
SCB	Installment loan	Fully repayable by March 27, 2037 in monthly installments.	HK$33,545,132 (approximately $4,294,656)	3,276,257	3,416,955
DBS Bank (Hong Kong) Limited (“DBS”)	Accounting payable financing	Maximum 120 days	HK$10,500,000 (approximately $1,344,275)	—	—
				5,195,624	5,178,003
Less: non-current portion				(3,036,426)	(3,225,899)
Bank borrowings, current				$2,159,198	$1,952,104

These bank borrowings were primarily obtained for general working capital.

SCB banking facility

Under the banking facility letter dated May 5, 2020 and subsequent amendments made on October 21, 2021, Shanghai Commercial Bank Limited (“SCB”), a bank in Hong Kong, extended a banking facility to Top Win Hong Kong and Top Pride International Ltd. (“Top Pride”). Top Pride was a related party of the Company up to October 29, 2024, as it was controlled by Mr. Sit Hon, who served as the former controlling shareholder and director of Top Win Hong Kong until that date. The facility comprises:

(i)	trade financing of HK$35,000,000 (approximately $4,480,918) or an equivalent amount in other currencies shared between the Group and Top Pride and at an interest rate of 2% p.a. over 1-month HIBOR for Hong Kong Dollars, 2% p.a. over the applicable Benchmark for U.S. Dollars, Euros, and Swiss Francs, and 2% p.a. over 1-month SIBOR for Singapore Dollars, with a minimum interest rate at 3.75% p.a. for U.S. Dollars, Euros, and Swiss Francs, and a maximum tenor of 120 days. These bank borrowings are classified as current liability on the unaudited condensed consolidated balance sheets since they are scheduled to mature within one year;

(ii)	instalment loan of HK$33,545,132 (approximately $4,294,656) to the Group at an interest rate of 2% p.a. over 1, 2, or 3-month HIBOR, to be repaid in full by March 27, 2037 in monthly installments. Among the outstanding principal of $3,276,257, $239,831 is repayable within one year by installments and is classified as current liability, whilst the remaining portion of $3,036,426 is long-term obligation and is reclassified as long-term liability on the unaudited condensed consolidated balance sheets.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

12. Bank Borrowings (cont.)

The securities provided under the SCB banking facility include (i) a pledge of the property located at 33/F, Sunshine Plaza, 353 Lockhart Road, Hong Kong, which is owned by New Harvest Investment Holding Ltd (“New Harvest”), a company controlled by Mr. Sit Hon; (ii) a personal guarantee given by Mr. Sit Hon in the amount of HK$96,100,000 (approximately $12,000,000). No other significant covenants are identified in the SCB banking facility.

Although Mr. Sit Hon, New Harvest, and Top Pride ceased to be related parties of the Group as of October 29, 2024, these parties have remained committed to providing the aforementioned securities to secure the Group’s banking facility. The terms of the existing banking facility remain in full force and effect.

As of June 30, 2025 and December 31, 2024, the Company utilized revolving trade financing in the amounts of $1,919,367 and $1,761,048, respectively, and installment loan totaling $3,276,257 and $3,416,955 under the SCB banking facility. As of June 30, 2025 and December 31, 2024, Top Pride did not utilize the shared banking facility extended by SCB.

DBS banking facility

On November 30, 2021, DBS Bank (Hong Kong) Limited extended a banking facility to the Group and its related party, Top Pride. The facility comprises account payable financing HK$10,500,000 (approximately $1,344,275) shared between Top Win Hong Kong and Top Pride, at an interest rate of 2% p.a. over the 1-month HIBOR for Hong Kong Dollars and 2% p.a. over the bank’s 1-month cost of funds for other currencies, with a minimum interest rate at 3.75% p.a. for currencies other than Hong Kong Dollars, and a maximum tenor of 120 days. These bank borrowings are classified as current liability on the unaudited condensed consolidated balance sheets since they are scheduled to mature within one year.

The securities provided under the DBS banking facility include: (i) a cash deposit of HK$2,944,490 (approximately $376,972) placed by Top Win Hong Kong in favour of DBS with all interest accrued thereon for the account; (ii) personal guarantee and indemnity for an unlimited amount executed by Mr. Sit Hon; (iii) a guarantee and indemnity for an unlimited amount executed by Mrs. Ho Ling Fung, who is Mr. Sit Hon’s mother; (iv) guarantee and indemnity for an unlimited amount executed by New Harvest; (v) guarantee and indemnity for an unlimited amount executed by Top Pride; and (vi) assignment of the Sun Life Insurance policy.

On September 24, 2024, DBS Bank (Hong Kong) Limited amended certain terms of its banking facility. The interest rate for account payable financing in currencies other than Hong Kong Dollars was adjusted to 1.75% p.a. over the bank’s 1-month cost of funds for those currencies, with a minimum interest rate of 3.5% p.a. The interest rate for Hong Kong Dollars remains unchanged from the original bank facility letter. Additionally, the security in the form of “a guarantee and indemnity for an unlimited amount executed by Mrs. Ho Ling Fung” was removed from the bank facility letter. For the periods ended June 30, 2025, 2024 and 2023, the Group met all covenant requirements under the banking facility.

Further on January 14, 2025, DBS Bank (Hong Kong) Limited amended certain terms of its banking facility. The facility limit for Accounts Payable Financing was adjusted from HK$10,500,000 (approximately $1,337,597) to HK$4,500,000 (approximately $573,256). Additionally, the security in the form of “assignment of the Sun Life Insurance policy” was removed, and the security term “personal guarantee and indemnity for an unlimited amount executed by Mr. Ngai Kwan” was added in the bank facility letter.

Although Mr. Sit Hon, New Harvest, and Top Pride ceased to be related parties of the Group as of October 29, 2024, these parties have remained committed to providing the aforementioned securities to secure the Group’s banking facility. The terms of the existing banking facility remain in full force and effect.

As of June 30, 2025 and December 31, 2024, the Company did not utilize accounting payable financing under the DBS banking facility. As of June 30, 2025 and December 31, 2024, Top Pride did not utilize the shared banking facility extended by DBS.

For the six months ended June 30, 2025, 2024 and 2023, the weighted average annual interest rates for the bank loans were approximately 4.52%, 6.47% and 5.34%, respectively. Interest expenses for the six months ended June 30, 2025, 2024 and 2023, were $117,354, $144,234 and $170,338, respectively.

The table below summarizes the remaining contractual maturities of the bank borrowings as of June 30, 2025. The bank borrowings are categorized by the years in which repayments are due:

During the years ended June 30,
2026	$2,245,572
2027	326,205
2028	326,205
2029	326,205
2030 and after	2,528,092
Total repayments of bank loans	5,752,279
Less: imputed interest	(556,655)
Balance recognized as at June 30, 2025	$5,195,624

As of the date of this Form 6-K, a total of $2.1 million of the bank loans have been repaid.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

13. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of Cayman Islands on June 27, 2024. The authorized number of ordinary shares was 50,000 shares and the outstanding number of ordinary shares was 10,000, with par value of $1 per share, at the date of incorporation.

The issuance of these shares is considered as a part of the reorganization of the Company, and is retroactively applied as if the transaction occurred at the beginning of the period presented.

On September 16, 2024, two investors, Mr. Kelven Wong and Mr. Ngai Ming Yuk, separately entered into a private placement subscription agreement and a registration rights agreement with the Company. Under these agreements, Mr. Kelven Wong and Mr. Ngai Ming Yuk subscribed for 1,100 ordinary shares allotted by Top Win Hong Kong, representing approximately 10% of its entire issued share capital after the allotment, for a total consideration of $2,000,000. The allotment of these 1,100 ordinary shares was accounted for prospectively and was recognized by the Company on September 16, 2024. After the allotment, the Company has 11,100 ordinary shares, with a par value of $1 per share, in issue.

On November 20, 2024, the Company effected a 2,000 to 1 share split/share subdivision, resulting in a change of par value of the Ordinary Shares from $1 to $0.0005. According to ASC 505-10-S99-4, such share split/share subdivision is retroactively applied as if the transaction occurred at the beginning of the period presented. Pursuant to such resolutions approved by its shareholders, the authorized share capital is $50,000 divided into 100,000,000 Ordinary Shares of a par value of $0.0005 each, and the number of issued and outstanding Ordinary Shares has been subdivided from 11,100 shares to 22,200,000 shares.

On April 1, 2025, the Company entered into an underwriting agreement with Dominari Securities LLC, as representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell, in a firm commitment underwritten public offering (the “Offering”), an aggregate of 2,664,000 Ordinary Shares at a public offering price of $4.00 per share. In addition, the Company also granted the Underwriters a 45-day option to purchase up to an additional 399,600 Ordinary Shares to cover over-allotments which was not exercised by the underwriter.

On April 2, 2025, the Company’s Ordinary Shares commenced trading on the Nasdaq Capital Market under the trading symbol “TOPW.” On April 3, 2025, the Company closed the Offering of 2,664,000 Ordinary Shares at the offering price of $4.00 per share. The gross proceeds to the Company from the Offering, before deducting underwriting discounts, non-accountable expense allowance, and offering-related expenses, were $10,656,000.

Upon the completion of IPO of the Company, IPO costs capitalized as of December 31, 2024 amounted to $639,587, together with other IPO costs incurred during the period ended June 30, 2025, totaling $2,513,538, were charged to shareholder’s equity under additional paid-in capital.

As of June 30, 2025, a total of 24,864,000 ordinary shares of par value of $0.0005 each were issued and outstanding.

14. Income Taxes

Cayman Islands and British Virgin Islands

Under the current and applicable laws of Cayman Islands and British Virgin Islands, the Company is not subject to tax on income or capital gains under these jurisdictions.

Hong Kong

Top Win Hong Kong is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the six months ended June 30, 2025, 2024 and 2023, Hong Kong Profits Tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable income tax rate for the first HK$2,000,000 (approximately $256,683) of assessable profits is 8.25% whereas assessable profits above HK$2,000,000 (approximately $256,683) will be subject to an income tax rate of 16.5%.

The current and deferred portions of the income tax expense included in the unaudited condensed consolidated Statements of Operations and comprehensive (loss) income as determined in accordance with ASC 740 are as follows:

	For the six months ended June 30,
	2025	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)
Current income tax expenses	$—	$—	$24,951
Deferred income tax benefits	(54,143)	(43,363)	(1,673)
Total income tax (benefits) expenses	$(54,143)	$(43,363)	$23,278

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

14. Income Taxes (cont.)

A reconciliation of the difference between the expected income tax expenses computed at Hong Kong income tax rate of 16.5% and the Group’s reported income tax expense is shown in the following table:

	For the six months ended June 30,
	2025	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)
(Loss) Income before income tax expense	$(617,290)	$(261,486)	$294,856
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Computed income tax (benefits) expense with Hong Kong statutory income tax rate	$(101,853)	$(43,146)	$48,651
Non-deductible expenses (1)	47,715	—	—
Non-taxable income	(5)	(217)	(41)
Effect of tax concession	—	—	(190)
Effect of preferential tax rates in Hong Kong	—	—	(25,142)
Income tax (benefits) expenses	$(54,143)	$(43,363)	$23,278

(1)	Non-deductible expenses for the six months ended June 30, 2025 mainly represented expenses incurred by the Company. Since the Company is a holding company with no operations, the expenses were not allowed to be carried forward and set off profits in subsequent periods according to Hong Kong tax laws.

The following table reconciles the statutory tax rate to the Group’s effective tax rate for the six months ended June 30, 2025, 2024 and 2023:

	For the six months ended June 30,
	2025	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Non-deductible expenses	(7.7)%	—	—
Non-taxable income	—	0.1%	—
Effect of tax concession	—	—	(0.1)%
Effect of preferential tax rates in Hong Kong	—	—	(8.5)%
Income tax (benefits) expenses	$8.8%	$16.6%	$7.9%

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

14. Income Taxes (cont.)

Deferred tax

The Group measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Group’s deferred tax assets and liabilities are as follows:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Deferred tax assets:
Allowance for expected credit losses	$3,601	$—
Depreciation of property and equipment	1,284	1,949
Write-downs of inventories	152,275	152,352
Net operating losses carry forwards*	54,613	5,403
Total deferred tax assets	$211,773	$159,704

*	The net operating losses carry forwards of the entity in Hong Kong are $333,458 and $32,597 as of June 30, 2025 and December 31, 2024, respectively, which can be carried forward without an expiration date.

Movement of the Group’s deferred tax assets during the years is as follows:

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Beginning balance	$159,704	$150,215
Deferred income tax benefit recognized during the period/year	54,143	8,615
Exchange rate differences	(2,074)	874
Ending balance	$211,773	$159,704

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2025 and December 31, 2024, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended June 30, 2025, 2024 and 2023, the Group did not have any significant interest or penalties related to potential underpaid income tax expenses. The Group’s major tax jurisdiction is Hong Kong. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

15. Related Party Transactions and Balances

a. Nature of relationships with related parties

Name	Relationship with the Group
New Harvest Investment Holdings Limited	Under the common control of Mr. Sit Hon, ceased to be related party since October 29, 2024
Top Pride International Limited	Under the common control of Mr. Sit Hon, ceased to be related party since October 29, 2024
Mr. Sit Hon	Former controlling shareholder of Top Win Hong Kong from October 25, 2018 to October 29, 2024, and former director of Top Win Hong Kong from April 19, 2018 to October 29, 2024
Mr. Ngai Kwan	Director of the Company since August 7, 2024
Pride River Limited	Controlling shareholder of the Company

b. Transactions with related parties

		For the six months ended June 30,
Name	Nature	2025	2024	2023
		(Unaudited)	(Unaudited)	(Unaudited)
New Harvest Investment Holdings Limited(1)	Lease expense of the office premise	$—	$38,368	$38,268
Top Pride International Limited(2)	Lease expense of the warehouse	—	—	21,047
Mr. Sit Hon(3)	Transfer of life insurance policies	—	817,470	—

(1)	The amount for the six months ended June 30, 2024 and 2023 represented the lease expense charged by New Harvest for the lease of office premise at 33/F, Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong. The amount represented the lease expense till October 29, 2024, the date that New Harvest ceased to be a related party of the Group.

(2)	The amount for the six months ended June 30, 2023 represented the lease expense charged by Top Pride for the lease of warehouse at Unit1208 on 12/F, Riley House, No. 88 Lei Muk Road, Kwai Chung, New Territories, Hong Kong. The Group chose not to renew the lease contract since 2024.

(3)	On May 31, 2024, the Group resolved to dispose of the investments in of Sun Life Insurance policy and BOC Life Insurance policy to Mr. Sit Hon at a consideration of $817,470. No gain or loss was recognized upon the disposal.

c. Balances with related parties

		As of
Name	Nature	June 30, 2025	December 31, 2024
		(Unaudited)	(Audited)
Pride River Limited (4)	Amount due from a related party	$2,092	$—
Mr. Ngai Kwan(5)	Amount due from a related party	—	10,000

(4)	The outstanding balance as of June 30, 2025, represented the general and administrative expenses paid by the Group on behalf of Pride River Limited. The balance was interest-free, unsecured, and repayable on demand.

(5)	The outstanding balance as of December 31, 2024, represented advances made to Mr. Ngai Kwan by the Group to facilitate his personal needs. The balance was interest-free, unsecured, and repayable on demand, and has been fully settled.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

16. Commitments and Contingencies

Commitments

As of June 30, 2025 and December 31, 2024, the Group had neither significant financial nor capital commitment.

Contingencies

As of June 30, 2025 and December 31, 2024, the Group was not a party to any legal or administrative proceedings. The Group further concludes that there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on the Group’s results of operations, unaudited condensed consolidated financial condition, or cash flows.

17. Segment information

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM, specifically the Group’s CEO and CFO, for making decisions, allocating resources and assessing performance.

For the periods presented, the CODM considers that the Group has only one principal revenue stream, which is the trading of luxury watches. The Group carries out all its business activities and operations in Hong Kong. All transactions are concluded and completed in Hong Kong with similar terms and conditions. Internally, the Group reports costs and expenses by nature as a whole for management decision-making and assessment. Based on management’s assessment, the Group determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, since all the Group’s revenue is derived in Hong Kong with all operations being carried out in Hong Kong, no geographical segment is presented. The Group concludes that it has only one reportable segment.

The CODM of the Group primarily utilizes the net (loss) income to monitor budget-to-actual performance and to assess the adequacy of capital resources for marketing and development. The following table presents the significant revenue and expense categories in the Group’s single operating segment:

	For the six months ended June 30,
	2025	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$4,387,569	$7,925,428	$11,513,886
Cost of revenue	(4,212,332)	(7,384,144)	(10,603,368)
Selling and marketing expenses	(38,863)	(33,445)	(58,309)
General and administrative expenses	(658,888)	(626,536)	(387,478)
Other segment expenses	(40,633)	(99,426)	(193,153)
Net (loss) income of single operating segment	$(563,147)	$(218,123)	$271,578

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

18. Subsequent Events

On July 3, 2025, AsiaStrategy SG announced an intention to make a tender offer with certain other offerors to acquire all the securities of DV8 Public Company Limited (“DV8”) (SET: DV8), a public company listed on The Stock Exchange of Thailand. The offer price for the ordinary shares is THB 0.56 (fifty-six satang) per share and the offer price for the warrants is THB 0.01 (one satang) per unit. The tender offer period ended on August 20, 2025 and the tender offer was completed on August 22, 2025, whereupon AsiaStrategy SG was allocated with the AsiaStrategy SG’s tender shares, being 114,638,700 target shares, for a total consideration of approximately THB 64.3 million (approximately $2.0 million), representing approximately 7.07% of the total issued and paid-up share capital of DV8. The investment in DV8 is measured at fair value, as its fair value is readily determinable. Gains and losses resulting from changes in fair value would be recognized in the consolidated statements of operations and comprehensive (loss) income. As of November 30, 2025, the fair value of the investment is THB 561.7 million (approximately $17.7 million).

On August 15, 2025, the Company entered into agreements with certain investors to issue convertible notes with an aggregate principal amount of $10,000,000, at a purchase price of $10,000,000. The notes bear an annual interest rate of 3.0% and the payment of accrued unpaid interest shall be made annually, the notes will mature three years from the Issuance Date (the “Maturity Date”). The holders of the convertible notes have the option to convert into the Company’s ordinary shares at an initial conversion price of $4.64 per share at any time commencing six months after the issuance date and terminating on the tenth trading day immediately preceding the Maturity Date. The conversion amount is defined as the portion of the outstanding principal elected to be converted by the holder, plus any accrued and unpaid interest on such principal up to, but excluding, the conversion date. Based on this, the maximum number of shares convertible under the notes would be 2,219,828, assuming the convertible amount equals the principal plus one year of unpaid interest. On October 13, 2025, the sales and purchase of the convertible notes were closed and the Company received gross proceeds of $10,000,000.

On August 27, 2025, the Company contributed $4.0 million to a portfolio investment managed by Asia Strategy Partners LLC (“ASP LLC”). ASP LLC is a Delaware limited liability company solely managed by SORA Ventures, which is ultimately controlled by Mr. Jason Kin Hoi Fang, who became the Group’s ultimate controlling shareholder in November 2025. Subsequently, on September 10, 2025, ASP LLC subscribed for 46,241,995 new ordinary shares and purchased from certain sellers 11,473,850 ordinary shares of Bitplanet Co., Ltd. (“Bitplanet”) (KOSDAQ: 049470, formerly known as SGA Co., Ltd.), a company listed on the Korea Securities Dealers Automated Quotations market. Following the completion of these transactions, ASP LLC held approximately 49.03% of the total ordinary shares of Bitplanet. Based on the Company’s capital contribution, the Group, through ASP LLC, accounted for a total of 5,728,620 ordinary shares of Bitplanet, representing approximately 4.87% of the total issued ordinary shares of Bitplanet. The investment in the portfolio managed by ASP LLC is measured at fair value, which is primarily determined by reference to the net asset value of ASP LLC at the measurement date. Gains and losses resulting from changes in fair value are recognized in the consolidated statements of operations and comprehensive (loss) income. As of November 30, 2025, the fair value of this portfolio investment was approximately KRW 7.5 billion (approximately $5.1 million).

On September 30, 2025, the Company acquired 30 bitcoins at a total cost of approximately USD 3.4 million. According to ASU 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, requires all entities holding crypto assets that meet certain requirements to subsequently measure those in-scope crypto assets at fair value, with the remeasurement recorded in net income in the consolidated statements of operations and comprehensive (loss) income. As of November 30, 2025, the fair value of the 30 bitcoins is approximately $2.7 million.

The Group evaluated all events and transactions that occurred after June 30, 2025, other than the event disclosed above and elsewhere in these unaudited condensed consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s unaudited condensed consolidated financial statements.